

December 10, 2010

<u>Via Facsimile and U.S. Mail</u>
John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

> **Re: Airgas, Inc.**
> **Schedule TO-T/A filed December 9, 2010 by**
> **Air Products Distribution, Inc.**
> **and Air Products and Chemicals, Inc.**
> **File No. 5-38422**

Dear Mr. Stanley:

We have limited our review of the above referenced filing to the issues we have addressed in our comments.

<u>Schedule TO-T/A</u>

1.   We note that Air Products "reserves the right to further amend the Expiration Date, *including by accelerating the Expiration Date, based on developments in the Delaware Action or otherwise*." Please revise to clarify how developments in the pending litigation could result in the possible acceleration of the expiration date and disclose the other circumstances to which you refer that may also lead to an accelerated expiration date. We may have further comment.

2.   Further to our comment above. Please confirm that a <u>minimum</u> of five business days will remain in the offer following the announcement of an accelerated expiration date. Further, please advise us of how you will disseminate information about an accelerated expiration date to securityholders. Refer generally to Rule 14d-4(d)(1). We may have further comment.

*   *   *

Please promptly respond to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: James C. Woolery, Esq. (via facsimile)
        Cravath, Swaine & Moore